Exhibit 99.1

Enthusiast Gaming Announces Second Quarter 2022 Results

Revenue of $51.1 million, up 38%
Gross profit of $15.3 million, up 91%
Gross margin of 30%, up 840 bps

LOS ANGELES, Aug. 15, 2022 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX; TSX:EGLX), an integrated gaming entertainment company, today announced financial results for the three and six months ended June 30, 2022.

“During the first half of 2022, we delivered our strongest half-year results to date, led by accelerated revenue growth and substantial gross margin expansion. Q2 2022 was strong, with gross profit up 91% versus Q2 2021, driven by more subscription revenue and higher direct sales with repeat and new customers,” commented Adrian Montgomery, CEO of Enthusiast Gaming. “These results were made possible by the commitment and dedication of our over 250 global staff that make us better each day. As we refine our flywheel model, we continue to unlock new revenue opportunities, while expanding our margin and driving towards near-term profitability.”

Q2 2022 Financial Highlights

•  Revenue of $51.1 million, a 38% increase vs revenue of $37.1 million in Q2 2021. The year-over-year increase in revenue was driven by increased direct sales, higher subscription revenue, the acquisitions and growth of the Addicting Games and U.GG properties, and higher RPMs across both web and video.

•  Gross profit of $15.3 million, a 91% increase vs gross profit of $8.0 million in Q2 2021, and the highest quarterly gross profit to date.

•  Gross margin of 30.0%, an increase of 840 bps vs gross margin of 21.6% in Q2 2021. The increase in gross margin is driven by the increase in direct sales and subscription revenue, and strong performances by Addicting Games and U.GG.

•  Direct sales of $9.3 million, a 111% increase vs direct sales of $4.4 million in Q2 2021. Renewals and additional business with existing customers accounted for 71% of direct sales. Direct sales are included in revenue.

•  Subscription revenue of $3.5 million, a 75% increase vs subscription revenue of $2.0 million in Q2 2021. The increase in subscription revenue was driven by an increase in paid subscribers and pricing optimization. Paid subscribers were 258,000 as at June 30, 2022, a 66% increase vs paid subscribers of 155,000 as at June 30, 2021.

•  On June 2, 2022, the Company settled certain deferred and earn-out payments with a face value of over US$40 million in connection with its acquisitions of Addicting Games, Outplayed, and Vedatis, through the issuance of an aggregate of 16,168,836 common shares at an implied weighted average value of US$2.47 per share.

Q2 2022 Operational Highlights

•  Renewals or new business with key notable partners including Adidas, US Navy, StateFarm, HBO Max, Lego, Universal Pictures, P&G, Fanduel, Toyota, Logitech, the FDA and RBC.

•  Activated on its partnership with Fractal, an NFT marketplace co-founded by Justin Kan, co-founder of Twitch, resulting in over 3,500 NFTs being minted by the Company and integrated into one of the Company’s HTML5-based games, EV.IO (playable at www.ev.io).

•  Continued product advancements including the expansion of the U.GG desktop app, and the introduction of in-game advertising and play-to-earn for certain Addicting Games titles.

•  Expansion of Luminosity into new titles including Rocket League, Apex Legends, and Halo.

•  Hosted Pocket Gamer Connects Seattle in May, and subsequent to the quarter hosted Pocket Gamer Connects Toronto in July, marking a continued return of live events for the Company.

Industry Update

The Company also congratulates FaZe Holdings Inc. on its recent NASDAQ listing, the completion of which demonstrates investor confidence in the industry. The Company believes an increased number of publicly-traded gaming and esports companies provides investors with useful comparables and additional data points for analysis.

Earnings Announcement and Supplemental Information

Management will host a conference call and webcast on August 15, 2022, at 5:00 p.m. Eastern Time to review and discuss the second quarter 2022 results.

Please call the following numbers to participate:

North America (toll-free): 1-855-327-6837 International: 1-631-891-4304

Conference ID: 10019972

A live webcast can be heard at https://www.enthusiastgaming.com/investors. If you are unable to join live, an archived recording of the webcast will be available on the Investor Relations page of the Enthusiast Gaming website.

Certain information provided in this news release is extracted from financial statements and management’s discussion & analysis (“MD&A”) of the Company for the three and six months ended June 30, 2022, and should be read in conjunction with them. It is only in the context of the fulsome information and disclosures contained in the financial statements and MD&A that an investor can properly analyze this information. The financial statements and MD&A have been published on the Company’s profile on SEDAR and EDGAR.

All amounts are in Canadian dollars.

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations: Eric Bernofsky, Chief Corporate Officer investor@enthusiastgaming.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding trends in certain financial and operating metrics of the Company, and expectations relating to the financial performance and the financial results of future periods.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and gaming media industry; the Company’s growth plan, and judgment applied in the application of the Company’s accounting policies and in the preparation of financial statements in accordance with applicable financial reporting standards. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of June 30, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)
	June 30, 2022	December 31, 2021

ASSETS
Current
Cash	$14,939,342	$22,654,262
Trade and other receivables	32,477,168	33,801,990
Investments	131,440	131,342
Loans receivable	50,935	176,931
Income tax receivable	323,228	356,366
Prepaid expenses	3,743,564	2,145,184
Total current assets	51,665,677	59,266,075
Non-current
Property and equipment	208,722	247,988
Right-of-use assets	2,451,209	2,885,662
Investment in associates and joint ventures	2,113,211	885,269
Long-term portion of prepaid expenses	266,220	261,922
Intangible assets	123,689,984	129,138,595
Goodwill	198,383,073	195,097,659
Total assets	$378,778,096	$387,783,170

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$41,620,596	$34,391,221
Contract liabilities	4,549,149	3,890,569
Income tax payable	276,464	114,094
Current portion of long-term debt	2,000,000	2,000,000
Current portion of deferred payment liability	2,214,036	27,244,146
Current portion of lease contract liabilities	796,717	796,835
Current portion of other long-term debt	14,129	11,121
Total current liabilities	51,471,091	68,447,986
Non-current
Long-term debt	6,770,708	7,681,867
Long-term portion of deferred payment liability	1,060,322	20,794,275
Long-term lease contract liabilities	1,890,435	2,213,512
Other long-term debt	138,147	136,324
Deferred tax liability	25,592,497	25,740,885
Total liabilities	$86,923,200	$125,014,849

Shareholders' Equity
Share capital	437,952,908	387,087,948
Contributed surplus	29,760,268	25,485,361
Accumulated other comprehensive income	2,387,033	527,166
Deficit	(178,245,313)	(150,332,154)
Total shareholders' equity	291,854,896	262,768,321
Total liabilities and shareholders' equity	$378,778,096	$387,783,170

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)	For the three months ended		For the six months ended
	June 30,2022	June 30, 2021	June 30,2022	June 30, 2021
Revenue	$51,119,028	$37,057,601	$98,286,566	$67,079,936
Cost of sales	35,775,863	29,038,301	69,452,022	53,129,628
Gross margin	15,343,165	8,019,300	28,834,544	13,950,308
Operating expenses
Professional fees	667,681	1,213,479	1,592,502	1,950,975
Consulting fees	1,777,003	1,075,726	3,255,177	2,386,353
Advertising and promotion	427,618	813,588	755,065	1,855,942
Office and general	2,681,589	2,165,506	4,944,494	2,872,451
Annual general meeting legal and advisory costs	2,237,200	-	2,237,200	-
Salaries and wages	9,112,903	5,566,237	17,809,778	10,194,512
Technology support, web development and content	3,800,203	2,698,660	7,259,071	4,093,543
Esports player, team and game expenses	1,483,360	1,465,718	2,994,848	2,994,323
Foreign exchange gain	(633,789)	(1,066,122)	(625,202)	(1,076,255)
Share-based compensation	3,128,625	3,958,309	4,514,806	9,718,345
Amortization and depreciation	4,435,374	1,659,583	9,202,398	3,295,437
Total operating expenses	29,117,767	19,550,684	53,940,137	38,285,626

Other expenses (income)
Transaction costs	114,853	209,129	114,853	209,129
Share of net (income) loss from investment in associates and joint ventures	(931,901)	(6,158)	(1,227,942)	72,260
Interest and accretion	1,119,109	480,987	2,549,778	1,272,301
Loss on settlement of deferred payment liability	3,302,824	-	3,302,824	-
Gain on player buyouts	(480,537)	-	(480,537)	-
Change in fair value of investment	-	160,655	-	156,671
Gain on repayment of long-term debt	-	-	-	(39,502)
Loss on settlement of vendor-take-back loan	-	316,241	-	316,241
Loss (gain) on revaluation of deferred payment liability	143,775	89,184	(871,763)	89,184
Interest income	(1,320)	(22,911)	(2,721)	(41,231)
Net loss before income taxes	(17,041,405)	(12,758,511)	(28,490,085)	(26,370,371)

Income taxes
Current tax expense	196,717	48,692	307,246	34,037
Deferred tax recovery	(357,892)	(45,282)	(884,172)	(125,061)
Net loss for the period	(16,880,230)	(12,761,921)	(27,913,159)	(26,279,347)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Foreign currency translation adjustment	3,068,297	(73,592)	1,859,867	(121,294)
Net loss and comprehensive loss for the period	$(13,811,933)	$(12,835,513)	$(26,053,292)	$(26,400,641)

Net loss loss per share, basic and diluted	$(0.12)	$(0.11)	$(0.20)	$(0.23)
Weighted average number of common shares outstanding, basic and diluted	138,745,383	117,523,027	136,189,630	114,509,330

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the six months ended June 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)
	June 30, 2022	June 30, 2021

Cash flows from operating activities
Net loss for the period	$(27,913,159)	$(26,279,347)
Items not affecting cash:
Amortization and depreciation	9,202,398	3,295,437
Share-based compensation	4,514,806	9,718,345
Interest and accretion	2,143,527	465,657
Deferred tax recovery	(884,172)	(125,061)
Loss on settlement of deferred payment liability	3,302,824	-
Foreign exchange (gain) loss	(492,716)	587,716
Gain on player buyouts	(480,537)	-
Gain on repayment of long-term debt	-	(39,502)
Loss on settlement of vendor-take-back loan	-	316,241
(Gain) loss on revaluation of deferred payment liability	(871,763)	89,184
Shares for services	84,388	185,662
Change in fair value of investment	-	156,671
Share of net (income) loss from investment in associates and joint ventures	(1,227,942)	72,260
Changes in working capital:
Changes in trade and other receivables	1,255,456	375,985
Changes in prepaid expenses	(1,598,380)	(3,608,526)
Changes in loans receivable	125,995	37,500
Changes in accounts payable and accrued liabilities	7,128,498	(2,511,575)
Changes in contract liabilities	310,858	998,992
Changes in income tax	174,993	75,753
Income tax paid	(42,002)	(281,836)
Net cash used in operating activities	(5,266,928)	(16,470,444)

Cash flows from investing activities
Cash paid for mergers and acquisitions	(2,937,520)	(12,549,396)
Cash acquired from mergers and acquisitions	1,748,602	162,674
Proceeds from player buyouts, net of transaction costs	480,537	-
Deferred payment liability	(472,833)	-
Acquisition of property and equipment	(4,165)	(3,398)
Net cash used in investing activities	(1,185,379)	(12,390,120)

Cash flows from financing activities
Proceeds from the issuance of shares for Offerings, net of transaction costs	-	95,183,398
Proceeds from long-term debt, net of transaction costs	-	944,787
Repayment of long-term debt	(1,000,000)	(13,773,470)
Proceeds from exercise of options	69,821	784,431
Repayment of vendor-take-back loan	-	(6,158,329)
Repayment of other long-term debt	(2,826)	-
Lease payments	(417,092)	(392,175)
Net cash (used in) provided by financing activities	(1,350,097)	76,588,642

Foreign exchange effect on cash	87,484	(684,328)
Net change in cash	(7,714,920)	47,043,750
Cash, beginning of period	22,654,262	4,323,823
Cash, end of period	$14,939,342	$51,367,573